AVAGO TECHNOLOGIES LIMITED

1 YISHUN AVENUE 7

SINGAPORE 768923

August 3, 2009

VIA FACSIMILE AND EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Esq., Legal Branch Chief
Mary Beth Breslin, Esq., Senior Attorney
Ruairi Regan, Esq.
Brian Cascio, Accounting Branch Chief
Jong Hwang

Re:	Avago Technologies Limited
Registration Statement on Form S-1
File No. 333-153127

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-153127) (the “Registration Statement”) of Avago Technologies Limited (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Washington, D.C. time, on August 5, 2009, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tony Richmond at (650) 463-2643.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

AVAGO TECHNOLOGIES LIMITED

By:	/s/ Patricia H. McCall
Patricia H. McCall, Vice President and General Counsel